PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191506

Identive Group, Inc.

4,945,353 Shares of Common Stock

This Prospectus relates to the issuance by us from time to time of 4,945,353 shares of common stock issuable upon the exercise of outstanding warrants issued to former securityholders of Hirsch Electronics Corporation in connection with our acquisition of Hirsch Electronics Corporation, which was completed on April 30, 2009. The warrants were registered pursuant to a Registration Statement on Form S-4 (File No. 333-157067), declared effective by the Securities and Exchange Commission on February 13, 2009.

We will not receive any cash proceeds from the resale of the shares of common stock or warrants by the holders of the warrants, but we will receive proceeds from the exercise of the warrants. We will pay the expenses of registering these securities.

Our common stock is listed on The NASDAQ Global Market under the symbol “INVE” and on the Frankfurt Stock Exchange under the symbol “INV.” On September 30, 2013, the last reported sale price of our common stock on The NASDAQ Global Market was $0.72 per share. We urge you to obtain current market quotations for our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2013.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Unless the context otherwise requires, references in this prospectus to “Identive Group,” “we,” “us” and “our” refer to Identive Group, Inc. and its subsidiaries.

Identive Group, Inc.

We provide secure identification, or Secure ID, solutions that allow people to gain access to buildings, networks, information, systems and services – while ensuring that the physical facilities and digital assets of the organizations they interact with are protected. Through internal development and targeted acquisitions, we have built a platform of foundational identification technologies, including smart card-based security encryption technology and radio frequency identification, or RFID, contactless communication technology. We leverage our expertise in these core identification technologies to offer a comprehensive range of Secure ID products, systems and services that help to manage the identification and granting of defined privileges to people: as consumers, employees, students or citizens.

Our offerings include hardware and software products, integrated systems and services to address the global markets for identity management, physical and logical/cyber access control, customized ID solutions and a host of RFID and near field communication, or NFC, -enabled applications. We serve a global customer base in the government, enterprise, consumer, education, healthcare and payment sectors. Our business model is principally focused on strong technology-driven organic growth based on both established markets and emerging opportunities for Secure ID. We operate in two segments, “Identity Management Solutions & Services,” or Identity Management, and “Identification Products & Components,” or ID Products:

•	In our Identity Management segment we design, supply, implement and manage integrated solutions, systems and services in diverse markets that enable the secure management of credentials used for the identification of people and the granting of rights and privileges based on defined policies. Our Identity Management offerings include: integrated physical and logical (i.e., PC, network or cyber) access control and security systems and cloud-based credential management systems, which we refer to collectively as our Identity Management & Cloud Solutions; customized ID Solutions that include multi-function IDs, cashless and mobile payment systems and other solutions; and our Tagtrail™ NFC content management platform. Our Identity Management end-customers operate in the government, education, enterprise and commercial markets and can be found in multiple vertical market segments including public services administration, law enforcement, healthcare, banking, industrial, retail and critical infrastructure. Our Identity Management solutions primarily are offered under the Identive™ brand. We also use HIRSCH™ and idOnDemand™ as product sub-brands, Multicard™ as our brand for regional ID Solutions offerings in select markets, and payment solution™ and JustPay™ for our payment offerings in the sports stadium and festival markets.

•	In our ID Products segment we design and manufacture both standard and highly specialized smart card technology-based products and components (which we refer to as ID Infrastructure products) and RFID products and components, including NFC offerings (which we refer to as Transponder products), which are used in the government, enterprise and consumer markets for a number of identity-related applications, including logical access, physical access, eHealth, eGovernment, electronic ID, mobile payment, loyalty schemes, mobile advertising, and transportation and event ticketing. Our ID Infrastructure offerings include readers and terminals based on both contact and contactless smart card technology as well as readers for RFID and NFC applications, all of which are sold under the Identive brand. Our Transponder products include RFID and NFC inlays and inlay-based tags, labels, stickers and cards. Collectively, we refer to our ID Infrastructure and Transponder offerings as Identification Products, which we sell under the Identive brand and under some product specific brands, including CHIPDRIVE®, SmartCore™ and Smartag™.

Each of the business areas within Identive conducts its own sales and marketing activities in the markets in which it competes, primarily utilizing its own sales and marketing organization to solicit prospective channel partners and customers, provide technical advice and support with respect to products, systems and services, and manage relationships with customers, distributors and OEMs. Increasingly, we also leverage common resources between business areas to optimize our sales and marketing efforts across multiple regions and market opportunities. The majority of our sales are made through indirect sales channels that may include dealers, systems integrators, value added resellers, resellers or Internet sales.

The Offering

Common stock offered by us	4,945,353 shares of common stock issuable upon exercise of outstanding warrants.

Common stock outstanding (as of September 30, 2013)	73,497,714 shares

Use of proceeds	We estimate that we will receive up to a maximum of $14,836,059 from the exercise of all warrants, assuming all warrants are exercised at the maximum exercise price of $3.00. We will use the proceeds from such exercises, if any, for working capital and general corporate purposes. We will not receive any proceeds from the resale by the warrantholders of the shares of common stock issuable upon the exercise of such warrants.

Nasdaq Global Market symbol	INVE

Acquisition of Hirsch Electronics Corporation

On April 30, 2009, we completed the acquisition (the “Merger”) of Hirsch Electronics Corporation, a California corporation (“Hirsch”) in accordance with the Agreement and Plan of Merger, dated as of December 10, 2008, among us, Hirsch, and two of our wholly-owned subsidiaries (the “Merger Agreement”).

Under the terms of the Merger Agreement, each of the outstanding shares of Hirsch common stock (less any shares held by dissenting shareholders) was converted into the right to receive $3.00 cash, two shares of our common stock, and a warrant to purchase one share of our common stock at an exercise price of $3.00 with a five year term, exercisable for two years following the third anniversary of the effective date of the Merger. In addition, all outstanding warrants to purchase shares of Hirsch common stock were converted into warrants to acquire shares of our common stock. The issuance of the shares of our common stock and the warrants to purchase shares of our common stock was registered on a Registration Statement on Form S-4 (File No. 333-157067), declared effective by the Securities and Exchange Commission on February 13, 2009 (the “Registration Statement”), and approved by our stockholders at a special meeting of our stockholders held on April 16, 2009. The shares of common stock underlying the warrants were not registered as part of the Registration Statement, as they were not to be exercisable until the third anniversary of the effective date of the Merger. Reference is made to the Registration Statement for a detailed description of the warrants issued in the Merger.

RISK FACTORS

Investing in our common stock involves significant risks. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, as amended, and revised or supplemented by our Quarterly Reports on Form 10-Q filed with the SEC since the filing of our most recent Annual Report on Form 10-K, each of which are on file with the SEC and are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by these forward-looking statements. These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus, as well as other information we include or incorporate by reference in this prospectus. See “Risk Factors.” You should read these factors and other cautionary statements made in this prospectus, and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in the prospectus, and in the documents incorporated by reference. We do not assume any obligation to update any forward-looking statements made by us, except as required by U.S. federal securities laws.

USE OF PROCEEDS

We estimate that we will receive up to a maximum of $14,836,059 from the exercise of all warrants, assuming all warrants are exercised at the maximum exercise price of $3.00. We will use any proceeds from such exercises for working capital and general corporate purposes. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants. We will not receive any proceeds from the resale by the warrantholders of the shares of common stock issuable upon the exercise of such warrants.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who, prior to the expiration date, surrender to American Stock Transfer and Trust Company, our transfer agent (i) the certificates representing the warrants, (ii) a subscription form substantially in the form attached to the warrant certificates, (iii) an amount equal to the aggregate exercise price for the number of full shares of common stock for which the warrants are exercised and (iv) any and all applicable withholding taxes due in connection with the exercise of the warrants.

CERTAIN PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW

Anti-Takeover Provisions of our Delaware Certificate of Incorporation and By-laws

In addition to the board of directors’ ability to issue shares of preferred stock, our Fourth Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors as discussed above, elimination of stockholder action by written consents, advance notice procedures for stockholder proposals and supermajority vote requirements for business combinations.

Classified Board; Limitation on Ability of Stockholders to Remove Directors. Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions. In addition, our Fourth Amended and Restated Certificate of Incorporation, as amended, provides that our stockholders may only remove a director from office for cause.

Elimination of Stockholder Action Through Written Consent. Our Fourth Amended and Restated Certificate of Incorporation, as amended, provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Advanced Notice Procedures for Stockholder Proposals. Our Amended and Restated By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our Amended and Restated By-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our Amended and Restated By-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Business Combinations. Our Fourth Amended and Restated Certificate of Incorporation, as amended, provides that the affirmative vote of holders of at least 66 2/3% of the total outstanding shares eligible to vote is required in the event of (i) a merger or combination between the company and an entity or person owning, directly or indirectly, 10% of our shares (an “Interested Purchaser”) or (ii) any sale of the company or a sale of all or substantially all of our assets to an Interested Purchaser (a transaction described in (i) or (ii) being a “Transaction”), unless: (a) the Transaction is approved by two-thirds of the members of the Board of Directors; or (b) as a result of the Transaction, all holders of the-n outstanding share (other than the Interested Purchaser) receive cash in an amount at least equal to the greatest of (x) the highest price paid by the Interested Purchaser for any shares during the offer, (y) an amount reflecting the same or a greater percentage relationship to the then market price of the company’s stock as the highest price per share paid by the Interested Purchaser during the tender offer bears to the market price of the stock immediately prior to the commencement of the tender offer, or (z) an amount equal to the earnings per share of the company for the four full consecutive fiscal quarters immediately preceding the proposed Transaction multiplied by the then current price/earnings ratio of the Interested Purchaser.

Provisions of Delaware Law Governing Business Combinations

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employ participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our Fourth Amended and Restated Certificate of Incorporation, as amended, limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with all of our current directors and expect to enter into a similar agreement with any new directors.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper LLP (US), East Palo Alto, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Identive Group, Inc. as of and for the year ended December 31, 2012 appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 have been audited by Ernst & Young GmbH, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of Identive Group, Inc. as of December 31, 2011 and for the years ended December 31, 2011 and 2010 appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 have been audited by Deloitte & Touche GmbH, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the operation of the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov. The SEC’s Internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

Our Internet address is www.identive-group.com. The information on our Internet website is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2012;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013;

(3)	Our Current Reports on Form 8-K filed on January 16, 2013, March 7, 2013 (two filings), April 16, 2013, April 23, 2013, May 3, 2013, June 4, 2013, June 14, 2013 (two filings), August 7, 2013, August 14, 2013, August 21, 2013, September 3, 2013 and September 27, 2013;

(4)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement; and

(5)	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on September 5, 1997 (which incorporates the Registrant’s Description of Capital Stock included in the Registrant’s 424(b)(4) prospectus, File No. 333-29073, as filed with the SEC on October 7, 1997), including any amendment or report filed for the purpose of updating such description.

You may request a copy of these documents, which will be provided to you at no cost, by contacting:

Identive Group, Inc.

1900 Carnegie Avenue, Building B

Santa Ana, California 92705

Attn: Investor Relations

Tel.: (949) 250-8888, extension 106

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.